Exhibit 99.2

Notice to attend the Annual General Meeting of Eco Wave Power Global AB (publ)

Stockholm, May 28, 2025 – The shareholders of Eco Wave Power Global AB (publ), reg. no. 559202-9499 (the “Company” or “EcoWave”), are hereby given notice to attend the annual general meeting at 10:00 a.m. CEST on Monday June 30, 2025. The meeting will be held at Setterwalls Advokatbyrå’s offices at address Sturegatan 10 in Stockholm. Registration for the meeting commences 30 minutes before the opening of the meeting.

Notice

Shareholders wishing to participate at the meeting must:

(i)	be entered in the shareholders’ register, kept by Euroclear Sweden AB (the Swedish Central Securities Depository & Clearing Organisation), on the record day which is Thursday June 19, 2025; and

(ii)	notify the Company of their attendance no later than Tuesday June 24, 2025. Notification can be made in writing to Setterwalls Advokatbyrå AB, Attn: Niclas Töreki, P.O. Box 1050, SE-101 39 Stockholm, Sweden or by e-mail to niclas.toreki@setterwalls.se.

Notification shall include full name, personal identification number or corporate registration number, address, daytime telephone number and, if appropriate, information about representative, proxy, and assistants. The number of assistants may not be more than two. To facilitate entry to the meeting, notification should, where appropriate, be accompanied by powers of attorney, registration certificates and other documents of authority.

Nominee registered shares

Shareholders who have their shares registered in the name of a nominee must request temporary entry in the transcription of the share register kept by Euroclear Sweden AB (so-called voting rights registration) in order to be entitled to participate and vote for their shares at the meeting. The shareholder must inform the nominee well in advance of Thursday June 19, 2025, at which time the register entry must have been made. Voting rights registration that has been requested by the shareholder at such time that the registration has been completed by the nominee no later than Tuesday June 24, 2025, will, however, be taken into account in the preparation of the share register.

Proxy voting

A shareholder represented by proxy shall issue a power of attorney which shall be dated and signed by the shareholder. If issued by a legal entity, the power of attorney shall be accompanied by registration certificate or, if not applicable, equivalent documents of authority. Power of attorney forms for those shareholders wishing to participate by proxy will be available on the Company’s website www.ecowavepower.com. The original version of the power of attorney shall also be presented at the meeting.

Processing of personal data

For information regarding how your personal data is processed in connection with the annual general meeting, please refer to the privacy policy on Euroclear Sweden AB’s website, https://www.euroclear.com/dam/ESw/Legal/Privacy-notice-bolagsstammor-engelska.pdf.

Proposed agenda

1.	Opening of the meeting and election of chairman of the meeting;

2.	Preparation and approval of the voting list;

3.	Election of one or two persons who shall approve the minutes of the meeting;

4.	Approval of the agenda;

5.	Determination of whether the meeting has been duly convened;

6.	Submission of the 2024 annual report and the auditor’s report as well as of the December 31, 2024 financial statements;

7.	Resolution in respect of adoption of the profit and loss statement and the balance sheet;

8.	Resolution in respect of allocation of the Company’s result according to the adopted balance sheet;

9.	Resolution in respect of the members of the board of directors’ and the CEO’s discharge from liability;

10.	Determination of the number of members of the board of directors as well as of the number of auditors;

11.	Determination of the fees payable to the members of the board of directors and the auditors;

12.	Election of members of the board of directors and auditors;

13.	Adoption of new articles of association;

14.	Resolution on an authorization for the board of directors to increase the share capital;

15.	Resolution on an authorization for the board of directors to resolve to purchase and transfer own shares of the Company;

16.	Resolution on an authorization for the board of directors to increase the share capital in the event of an impending takeover bid;

17.	Resolution on directed issue of warrants (Long term incentive program 2025/2035:A (“LTIP”)) to the Company and/or Subsidiary for transfer to Inna Braverman within the incentive program;

18.	Resolution on directed issue of warrants (Long term incentive program 2025/2035:B (“LTIP”)) to the Company and/or Subsidiary for transfer to David Leb within the incentive program;

19.	Resolution on change of terms regarding issued warrants series 2020/2024:A;

20.	Resolution on change of terms regarding issued warrants series 2020/2024:B;

21.	Closing of the meeting.

Proposed resolutions by the board of directors

Item 1. Election of chairman

Marcus Nivinger (lawyer at Setterwalls Advokatbyrå) is proposed as chairman of the meeting, or if he is unable to attend the meeting, any other person proposed by the board of directors.

Item 8. Allocation of the Company’s result according to the adopted balance sheet

The board of directors proposes that the Company’s result shall be carried forward in new account and that no dividend shall be paid for the financial year 2024.

Item 13. Adoption of new articles of association

The board of directors proposes to change the limits in the articles of association with respect to share capital and number of shares in §§ 4 and 5. § 4 is proposed to be changed from “The share capital shall be no less than SEK 880,000 and not more than 3,520,000” to “The company’s share capital shall be not less than SEK 935,000 and not more than SEK 3,740,000”. § 5 is proposed to be changed from “The number of shares in the company shall be no less than 44,000,000 and no more than 176,000,000” to “The number of shares in the company shall be no less than 46,750,000 and no more than 187,000,000”.

It was noted that all shares already issued shall be ordinary shares.

The board of directors further proposes to change §4 in the articles of association as follows.

Current wording:

§ 4 Share capital

The share capital shall be no less than SEK 880,000 and no more than SEK 3,520,000.

Proposed wording:

§ 4 Share capital and class of shares

The share capital shall be no less than SEK 935,000 and no more than SEK 3,740,000. The shares must be able to be issued in two types, series A and ordinary shares. Series A shares carry ten (10) votes per share and ordinary shares carry one (1) vote per share. In all other respects, series A and ordinary shares shall carry the same rights, unless otherwise provided in the articles of association. Shares of each class of shares can be issued in a number corresponding to the entire share capital.

Series A shares do not entitle the holder to dividends.

If the company decides to issue new series A and ordinary shares through a cash issue or set-off issue, owners of series A and ordinary shares shall have a preferential right to subscribe for new shares of the same class in relation to the number of shares previously held by the holder (primary preferential right). Shares that have not been subscribed for with primary preferential rights shall be offered to all shareholders for subscription (subsidiary preferential rights). If the shares thus offered are not sufficient for the subscription that takes place with subsidiary preferential rights, the shares shall be distributed among the subscribers in proportion to the number of shares they previously own and, insofar as this cannot be done, by drawing lots.

If the company decides to issue shares of only series A or ordinary shares through a cash issue or set-off issue, all shareholders, regardless of whether their shares are of series A or ordinary shares, shall have a preferential right to subscribe for new shares in proportion to the number of shares they previously own.

What has been said above shall not entail any restriction on the possibility of making a decision on a cash issue or set-off issue with deviation from the shareholders’ preferential rights.

What has been said above shall regarding shareholders’ preferential rights shall apply mutatis mutandis to the issue of options or convertibles.

In the event of an increase in the share capital through a bonus issue, new shares shall be issued for each share class in relation to the number of shares of the same type that already exist. In this case, old shares of a certain class of shares shall carry the right to new shares of the same class of shares. What has now been said shall not entail any restriction on the possibility of issuing shares of a new type through a bonus issue, following a necessary change in the articles of association.

Shares of series A shall be converted into ordinary shares at the request of the owner of such shares. The request for conversion, which must be in writing and shall specify the number of shares of series A to be converted into ordinary shares and, if the request does not cover the entire holding, which series A shares are to be converted, must be made to the board. The company shall immediately notify the Swedish Companies Registration Office of the conversion for registration in the register of limited companies. The conversion shall be deemed to have been effected when it has been registered in the register of limited companies and entered in the registers of shareholders.

The board of directors further proposes that the general meeting resolves on a new Section 13 of the articles of association as set out below.

§ 13 Format of general meeting

The general meeting shall be held in Stockholm or digitally, as determined by the board of directors.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Item 14. Resolution on an authorization for the board of directors to increase the share capital

The board of directors proposes that the annual general meeting resolves on an authorization for the board of directors to – for the period up to the next annual general meeting, with or without deviation from the shareholders’ preferential rights and at one or more occasions – resolve upon issuance of new shares, warrants and/or convertible debentures. Payment may be made in cash, in kind, through set-off of claims or otherwise be conditional. Deviation from the shareholders’ preferential rights shall be allowed in situations where a directed issue is deemed more appropriate for the Company due to timing, commercial or similar reasons, and in order to enable acquisitions. The board of directors sees a shareholder value in being able to take advantage of attractive acquisition opportunities or otherwise make investments in promising projects and/or to broaden the shareholder base in a time-efficient manner. New issues of shares or issues of warrants or convertibles based on the authorization shall, in deviation from the shareholders’ preferential rights, be made with the shareholders´ best interest in mind and at a market-based subscription price according to the market conditions prevailing at the time of the issue of the shares, warrants and/or convertibles.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Item 15. Resolution on an authorization for the board of directors to resolve to purchase and transfer own shares of the Company

The board of directors proposes that the annual general meeting resolves on an authorization for the board of directors to resolve on purchases of the Company’s own shares in accordance with the following main terms:

1.	Share repurchases may be made only on Nasdaq Capital Market or any other regulated market.

2.	The authorization may be exercised on one or more occasions before the 2026 annual general meeting.

3.	The maximum number of own shares that may be repurchased shall correspond to an amount so that the Company’s holding of shares at any given time does not exceed 10 percent of the total number of shares in the Company.

4.	Repurchases of the Company’s own shares on Nasdaq Capital Market may only be made at a price within the range of the highest purchase price and lowest selling price at any given time.

5.	Payment for the shares shall be made in cash.

In addition, the board of directors proposes that the annual general meeting resolves to authorize the board of directors to resolve on transfers of own shares, with or without deviation from the shareholders’ preferential rights, in accordance with the following main terms:

1.	Transfers may be made on (i) Nasdaq Capital Market or (ii) outside of Nasdaq Capital Market in connection with acquisitions of companies, operations or assets.

2.	The authorization may be exercised on one or more occasions before the 2026 annual general meeting.

3.	The maximum number of shares that may be transferred corresponds to the number of shares held by the Company at the point in time of the board of directors’ decision on the transfer.

4.	Transfers of shares on Nasdaq Capital Market may only be made at a price within the range of the highest purchase price and lowest selling price at any given time. For transfers outside of Nasdaq Capital Market, the price shall be set so that the transfer is made at market terms, except for delivery of shares in connection with employee stock option programs.

5.	Payment for transferred shares may be made in cash, through in-kind payment, or through set-off against claims with the Company.

The purpose of the authorizations is to give the board of directors greater scope to act and the opportunity to adapt and improve the Company’s capital structure and thereby create further shareholder value, and take advantage of any attractive acquisition opportunities. The board of directors shall have the right to resolve on further terms for repurchases and transfers of own shares in accordance with its authorization.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Item 16. Resolution on an authorization for the board of directors to increase the share capital in the event of an impending takeover bid

The board of directors proposes that the general meeting resolves on an authorization for the board of directors to – for the period up to the next annual general meeting, with or without deviation from the shareholders’ preferential rights and at one or more occasions – resolve upon issuance of new shares, warrants and/or convertible debentures. Payment may be made in cash, in kind, through set-off of claims or otherwise be conditional. Deviation from the shareholders’ preferential rights shall be allowed in order to prevent an impending takeover bid for shares and / or other share-related instruments in the Company, whereby the subscription price may fall below the market value. The authorization may only be used provided that it does not contravene the Swedish Companies Act or other applicable laws.

The chairman of the board of directors, the CEO or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution requires that the proposal is supported by shareholders representing at least two-thirds (2/3) of the votes cast as well as of all shares represented at the meeting.

Items 17. Resolution on directed issue of warrants (Long term incentive program 2025/2035:A (“LTIP”)) to the Company and/or Subsidiary for transfer to Inna Braverman within the incentive program;

The board of directors proposes that the annual general meeting resolves to implement a long term incentive program (“LTIP”) by an issue of warrants including approval of transfer of warrants on the terms and conditions set out below (“Long term incentive program 2025/2035:A”). The warrants shall entail the right to subscribe for new shares in the Company. The warrants also apply to the terms and conditions, including the subscription price and the period within which the warrants may be exercised, as set out in the board’s complete proposal.

Terms for the issue

1.	The Company shall issue not more than 7,256,798 warrants. Each warrant entitle the holder to subscribe for one (1) share of series A in the Company, each with a quotient value of SEK 0.02, and upon full exercise of the warrants the Company’s share capital may thus increase by SEK 145,135.96 (provided that no re-calculation has been made at the time of exercise of the warrants which may affect the increase in share capital as a result of the proposed terms for the warrants).

2.	The warrants may, with deviation from the shareholders’ preferential rights, only be subscribed for by the Company or its subsidiary Eco Wave Power Ltd., reg. no. 514593722 (the “Subsidiary”) (together the “Group”), after which the Company/Subsidiary shall transfer the warrants to Inna Braverman (the “Participant”).

3.	The Company’s/Subsidiary’s subscription of the warrants shall be made on a special subscription list within five (5) calendar days from the date of the general meeting that resolves on the issue. The Board shall have the right to extend the subscription period.

4.	The warrants are issued without consideration (i.e. free of charge) to the Company/Subsidiary. The warrants are transferred free of charge to the Participant.

5.	The warrants may only be exercised for subscription of new Shares during the subscription period(s) determined for issue(s) of new shares resolved by the general meeting or the board of directors of the Company during the period commencing upon registration with the Swedish Companies Registration Office until and including 31 December 2035. The warrants may not be exercised for subscription of new shares in violation with applicable rules regarding insider information (including the Company’s own guidelines in this regard). Any warrants that have not been exercised for subscription of shares as of 31 December 2035 will expire.

6.	Each warrant shall entitle the warrant holder to subscribe for one new share in the Company at a subscription price per share amounting to SEK 0.02.

7.	The new shares do not entitle the holder to dividends.

8.	The new shares of series A that may be issued upon subscription are subject to conversion restrictions.

9.	For the warrants certain conditions shall apply, amongst other things customary recalculation terms.

Guidelines for the Company’s/Subsidiary’s transfer of warrants

Allocation of warrants to Participant outside Sweden shall - where applicable - be dependent on fiscal effects, that there are no legal obstacles and that the board considers that such allocation can be made with reasonable administrative and financial resources.

The Company may allow the Participant in the LTIP to exercise their warrants through a cashless exercise that the Company deems fitting, including but not limited to loan-financed exercise of the warrants.

Reasons for the deviation from the shareholders’ preferential rights

The reason for the deviation from the shareholders’ preferential rights is to create involvement for the Participant in terms of the Company’s and the Group’s development and to ensure that the Participant share the goal of generating value-adding growth, and to motivate continued employment and assignments. The warrants are proposed to be issued to the Company and/or its subsidiaries for transfer to Participant in the LTIP.

Dilution, costs etc.

The company has a total share capital of SEK 935,896.88 divided into a total of 46,794,844 shares. Each share entitles to one vote in the Company.

There are 1,583,767 outstanding warrants of which within two (2) Long Term Incentive Programs for employees (including consultants) and the board of directors of the Group, of which the first program comprises of 1,055,845 warrants (Long term incentive program 2020/2024:A) and the second program comprises of 527,922 warrants (Long term incentive program 2020/2024:B). No warrants have been transferred to participants in the respective programmes.

When fully exercised the warrants under this proposal will lead to 7,256,798 new shares being issued in the Company (with reservation for potential re-calculations in accordance with customary terms for the warrants), resulting in a dilution of approximately 13.05 percent as far as the Company’s share capital number of shares are concerned and a dilution of approximately 60.04 percent as far as the Company’s voting rights are concerned. The dilution effect has been calculated as the number of additional shares respectively votes at full exercise in relation to the sum of the current number of shares respectively votes, and the number of additional shares respectively votes at full exercise.

When fully exercised the warrants under this proposal and full exercise of the warrants under the board of directors’ proposed incentive program for David Leb (both incentive programs to be treated at the annual general meeting of 2025) will lead to a total of 14,513,596 new shares being issued in the Company (with reservation for potential re-calculations in accordance with customary terms for the warrants), resulting in a dilution of approximately 23.08 percent as far as the Company’s share capital number of shares are concerned and a dilution of approximately 75.00 percent as far as the Company’s voting rights are concerned. The dilution effect has been calculated as the number of additional shares respectively votes at full exercise in relation to the sum of the current number of shares respectively votes, and the number of additional shares respectively votes at full exercise.

No special social security fees are expected to arise for the Group. However, it should be noted that applicable tax procedures in different jurisdictions could be altered. The external costs that arise as a result of the LTIP are mainly costs for advice and for registration and practical management of the program. Ongoing costs for administration and other costs are marginal.

The LTIP is expected to have a limited effect on the Company’s key performance indicators.

Warrant agreements

All warrants will be regulated by warrant agreements which will be entered into between each Participant and the Company. The warrants will contain customary conditions for such agreements, whereby some differences may occur due to national legal requirements.

Preparation of the proposal

The proposed LTIP has been prepared by the board of directors in consultation with external advisors. The final proposal has been submitted by the board of directors.

Miscellaneous

It is proposed that the annual general meeting resolve to adopt the LTIP described above and decide on the issue of warrants on the above terms including approval of the Company’s/Subsidiary’s transfer of warrants to the Participant.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution of the general meeting in accordance with the above proposal requires that the resolution be supported by shareholders representing at least nine tenths (9/10) of both the votes cast and the shares represented at the meeting.

Items 18. Resolution on directed issue of warrants (Long term incentive program 2025/2035:B (“LTIP”)) to the Company and/or Subsidiary for transfer to David Leb within the incentive program;

The board of directors proposes that the annual general meeting resolves to implement a long term incentive program (“LTIP”) by an issue of warrants including approval of transfer of warrants on the terms and conditions set out below (“Long term incentive program 2025/2035:B”). The warrants shall entail the right to subscribe for new shares in the Company. The warrants also apply to the terms and conditions, including the subscription price and the period within which the warrants may be exercised, as set out in the board’s complete proposal.

Terms for the issue

1.	The Company shall issue not more than 7,256,798 warrants. Each warrant entitle the holder to subscribe for one (1) share of series A in the Company, each with a quotient value of SEK 0.02, and upon full exercise of the warrants the Company’s share capital may thus increase by SEK 145,135.96 (provided that no re-calculation has been made at the time of exercise of the warrants which may affect the increase in share capital as a result of the proposed terms for the warrants).

2.	The warrants may, with deviation from the shareholders’ preferential rights, only be subscribed for by the Company or its subsidiary Eco Wave Power Ltd., reg. no. 514593722 (the “Subsidiary”) (together the “Group”), after which the Company/Subsidiary shall transfer the warrants to David Leb (the “Participant”).

3.	The Company’s/Subsidiary’s subscription of the warrants shall be made on a special subscription list within five (5) calendar days from the date of the general meeting that resolves on the issue. The Board shall have the right to extend the subscription period.

4.	The warrants are issued without consideration (i.e. free of charge) to the Company/Subsidiary. The warrants are transferred free of charge to the Participant.

5.	The warrants may only be exercised for subscription of new Shares during the subscription period(s) determined for issue(s) of new shares resolved by the general meeting or the board of directors of the Company during the period commencing upon registration with the Swedish Companies Registration Office until and including 31 December 2035. The warrants may not be exercised for subscription of new shares in violation with applicable rules regarding insider information (including the Company’s own guidelines in this regard). Any warrants that have not been exercised for subscription of shares as of 31 December 2035 will expire.

6.	Each warrant shall entitle the warrant holder to subscribe for one new share in the Company at a subscription price per share amounting to SEK 0.02.

7.	The new shares do not entitle the holder to dividends.

8.	The new shares of series A that may be issued upon subscription are subject to conversion restrictions.

9.	For the warrants certain conditions shall apply, amongst other things customary recalculation terms.

Guidelines for the Company’s/Subsidiary’s transfer of warrants

Allocation of warrants to Participant outside Sweden shall - where applicable - be dependent on fiscal effects, that there are no legal obstacles and that the board considers that such allocation can be made with reasonable administrative and financial resources.

The Company may allow the Participant in the LTIP to exercise their warrants through a cashless exercise that the Company deems fitting, including but not limited to loan-financed exercise of the warrants.

Reasons for the deviation from the shareholders’ preferential rights

The reason for the deviation from the shareholders’ preferential rights is to create involvement for the Participant in terms of the Company’s and the Group’s development and to ensure that the Participant share the goal of generating value-adding growth, and to motivate continued employment and assignments. The warrants are proposed to be issued to the Company and/or its subsidiaries for transfer to Participant in the LTIP.

Dilution, costs etc.

The company has a total share capital of SEK 935,896.88 divided into a total of 46,794,844 shares. Each share entitles to one vote in the Company.

There are 1,583,767 outstanding warrants of which within two (2) Long Term Incentive Programs for employees (including consultants) and the board of directors of the Group, of which the first program comprises of 1,055,845 warrants (Long term incentive program 2020/2024:A) and the second program comprises of 527,922 warrants (Long term incentive program 2020/2024:B). No warrants have been transferred to participants in the respective programmes.

When fully exercised the warrants under this proposal will lead to 7,256,798 new shares being issued in the Company (with reservation for potential re-calculations in accordance with customary terms for the warrants), resulting in a dilution of approximately 13.05 percent as far as the Company’s share capital number of shares are concerned and a dilution of approximately 60.04 percent as far as the Company’s voting rights are concerned. The dilution effect has been calculated as the number of additional shares respectively votes at full exercise in relation to the sum of the current number of shares respectively votes, and the number of additional shares respectively votes at full exercise.

When fully exercised the warrants under this proposal and full exercise of the warrants under the board of directors’ proposed incentive program for Inna Braverman (both incentive programs to be treated at the annual general meeting of 2025) will lead to a total of 14,513,596 new shares being issued in the Company (with reservation for potential re-calculations in accordance with customary terms for the warrants), resulting in a dilution of approximately 23.08 percent as far as the Company’s share capital number of shares are concerned and a dilution of approximately 75.00 percent as far as the Company’s voting rights are concerned. The dilution effect has been calculated as the number of additional shares respectively votes at full exercise in relation to the sum of the current number of shares respectively votes, and the number of additional shares respectively votes at full exercise.

No special social security fees are expected to arise for the Group. However, it should be noted that applicable tax procedures in different jurisdictions could be altered. The external costs that arise as a result of the LTIP are mainly costs for advice and for registration and practical management of the program. Ongoing costs for administration and other costs are marginal.

The LTIP is expected to have a limited effect on the Company’s key performance indicators.

Warrant agreements

All warrants will be regulated by warrant agreements which will be entered into between each Participant and the Company. The warrants will contain customary conditions for such agreements, whereby some differences may occur due to national legal requirements.

Preparation of the proposal

The proposed LTIP has been prepared by the board of directors in consultation with external advisors. The final proposal has been submitted by the board of directors.

Miscellaneous

It is proposed that the annual general meeting resolve to adopt the LTIP described above and decide on the issue of warrants on the above terms including approval of the Company’s/Subsidiary’s transfer of warrants to the Participant.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution of the general meeting in accordance with the above proposal requires that the resolution be supported by shareholders representing at least nine tenths (9/10) of both the votes cast and the shares represented at the meeting.

Item 19. Resolution on change of terms regarding issued Warrant series 2020/2024:A

On the annual general meeting held on 26 June, 2020, it was resolved to implement Warrant series 2020/2024:A for employees, consisting of 1,055,845 warrants. Warrants under 2020/2024:A entitles the holder to subscribe for one (1) new share in the Company at an exercise price of SEK 0.02 during the period from 26 June, 2024 up to and including 31 December 2032.

The board of directors proposes that the general meeting resolves on changes to the terms of Warrant series 2020/2024:A entailing an extension of the time period during which the warrants may be used for subscription of new shares from 31 Decenber, 2032 until and including 31 December 2035.

Complete terms and conditions for Warrant series 2020/2024:A will be available on the Company’s website www.ecowavepower.com.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution of the general meeting in accordance with the above proposal requires that the resolution be supported by shareholders representing at least nine tenths (9/10) of both the votes cast and the shares represented at the meeting.

Item 20. Resolution on change of terms regarding issued Warrant series 2020/2024:B

On the annual general meeting held on 26 June, 2020, it was resolved to implement Warrant series 2020/2024:B for board members, consisting of 527,922 warrants. Warrants under 2020/2024:B entitles the holder to subscribe for one (1) new share in the Company at an exercise price of SEK 9.38 during the period from 26 June, 2024 up to and including 31 December 2027.

It is proposed that the general meeting resolves on changes to the terms of Warrant series 2020/2024:B, entailing an extension of the time period during which the warrants may be used for subscription of new shares from 31 December 2027 until and including 31 December 2035.

The board of directors further proposes that the general meeting resolves on changes to the terms of Warrant series 2020/2024:B by removing the premium corresponding to the market value of the warrants at the respective transfer date when the Company/Subsidiary transfer the warrants to the participants. Instead, the warrants are transferred free of charge to the participants.

Complete terms and conditions for Warrant series 2020/2024:B will be available on the Company’s website www.ecowavepower.com.

The chairman of the board of directors, the Chief Executive Officer or a person appointed by the board of directors shall be authorized to make any minor adjustments required to register the resolution with the Swedish Companies Registration Office. A valid resolution of the general meeting in accordance with the above proposal requires that the resolution be supported by shareholders representing at least nine tenths (9/10) of both the votes cast and the shares represented at the meeting.

Proposed resolutions by shareholders

Items 10-12. Election of and remuneration to the board of directors and auditors

The board of directors today consists of the following five (5) ordinary members without deputy members: Mats Andersson (chairman), Gilles Amar, David Leb, Annath Abecassis and Inna Braverman. It is proposed that the board of directors shall consist of six (6) ordinary members without deputy members until the end of the next annual general meeting. Furthermore, it is proposed that one registered accounting firm shall be elected as auditor.

It is proposed that the fees payable to the board of directors for the period until the end of the next annual general meeting shall amount to a total of SEK 1,092,357 (taken into account the conversion rate between USD and SEK on the date of issue of this notice) out of which SEK 300,000 shall be paid to the chairman and SEK 200,000 to each of the other ordinary members, except for Inna Braverman who will receive no board fee, and exempt Hilary E. Ackermann who will receive USD 20,000. It is further proposed that up to 50 percent of the board fee to Hilary E. Ackermann may be paid in American Depositary Shares instead of cash. It is further proposed that the Company’s auditor shall be paid in accordance with approved quotes and invoices.

It is proposed to re-elect Mats Andersson, David Leb, Annath Abecassis, Gilles Amar and Inna Braverman as ordinary board members until the end of the next annual general meeting. It is further proposed to new-elect Hilary E. Ackermann as ordinary board member until the end of the next annual general meeting. Mats Andersson is proposed to be re-elected as chairman of the board of directors.

It is proposed to re-elect the accounting firm PriceWaterhouseCoopers AB, as the Company´s auditor. The auditor has notified that Anna Rozhdestvenskaya will continue to act as a chief auditor.

Number of shares and votes in the Company

The total number of shares in the Company at the time of issuance of this notice is 46,794,844. The Company holds 61,000 of its own shares.

Shareholders’ right to request information

Pursuant to Chapter 7 section 32 of the Swedish Companies Act (Sw. aktiebolagslagen (205:551)), the board of directors and the Chief Executive Officer are under a duty to, if any shareholder so requests and the board of directors deems that it can be made without material damage to the Company, at the meeting provide information, regarding circumstances, which may affect the assessment of a matter on the agenda or of the Company’s economic situation. Such duty to provide information also comprises the Company’s relation to the other group companies, the consolidated financial statements and such circumstances regarding subsidiaries which are set out in the foregoing sentence.

Documentation

The financial accounts, auditor’s report, complete proposals and other documents to be dealt with at the annual general meeting will become available at the Company’s office not later than three (3) weeks before the meeting. The documents will be sent free of charge to shareholders who so request and state their postal address. The documents will also be made available not later than the aforementioned date on the Company’s website www.ecowavepower.com. All the above-mentioned documents will also be presented at the annual general meeting.

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Stockholm, May 2025

The board of directors

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy company revolutionizing clean energy with patented, smart, and cost-efficient technology that converts ocean and sea waves into sustainable electricity.

Committed to fighting climate change, Eco Wave Power operates the world’s first grid-connected wave energy system in Israel, co-funded by EDF Renewables IL and the Israeli Energy Ministry, which recognized the technology as “Pioneering Technology.”

The Company is expanding globally with projects planned in Los Angeles, Taiwan, India, and Portugal, adding to a robust pipeline of 404.7 MW. Supported by prestigious organizations such as the European Union Regional Development Fund, Innovate UK, and Horizon 2020, Eco Wave Power was also honored with the United Nations’ Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market. Learn more at www.ecowavepower.com.

Information on or accessible through the websites mentioned above does not form part of this press release.

For more information, please contact: info@ecowavepower.com.